Exhibit 99.1

Xinyuan Real Estate Co., Ltd. Announces First Quarter 2020 Financial Results

BEIJING, China, June 5, 2020 - Xinyuan Real Estate Co., Ltd. (“Xinyuan” or the “Company”) (NYSE: XIN), an NYSE-listed real estate developer and property manager operating primarily in China and in the U.S., today announced its unaudited financial results for the first quarter ended March 31, 2020.

First Quarter 2020 Highlights

•	Total revenue was US$125.8 million in the first quarter of 2020 compared to US$468.9 million in the first quarter of 2019.

•	Net loss was US$39.1 million in the first quarter of 2020 compared to net income of US$18.2 million in the first quarter of 2019.

•	Diluted net loss per ADS attributable to shareholders were US$0.73 in the first quarter of 2020 compared to diluted net income of US$0.33 in the first quarter of 2019.

Xinyuan’s Chairman Yong Zhang commented, “First quarter results were heavily affected by the COVID-19 outbreak. Project construction and pre-sales were delayed by the nationwide lock-down, which disrupted our supply chain. Suppliers and engineering firms resumed operations toward the end of March, an early sign of economic recovery as China gradually re-opens for business. We are working closely with all suppliers and partners to restart construction, and anticipate returning to normal business pace early in the third quarter this year.”

Mr. Zhang added, “Notably, our Hong Kong-listed property management company performed well. Property management is a recurring revenue business that is not particularly impacted by outside factors such as pandemic, the economy, or other forces. Recently, Xinyuan Property Management was again recognized for its strong execution and leadership position. In May 2020, we were designated as a ‘2020 leading listed company of property management service in business performance’. We are proud to achieve this honor.”

Mr. Zhang concluded, “Despite the short-term challenges of this unprecedented pandemic, our fundamental business strengths are intact. We continue to streamline project construction, optimize cost control, and expand sales channels. We ended the quarter with a solid cash balance and ample liquidity. We fully redeemed the US$200 million senior notes on March 19. We will continue repurchase our ADRs depending on market conditions. With the majority of our projects in China, we remain optimistic about our business outlook for this year. Our high-quality residential projects and best-in-class property services continue to attract our customers. We believe these efforts will drive positive performance for the rest of 2020 and beyond.”

1

First Quarter 2020 Financial Results

Contract Sales

Contract sales in China totaled US$153.3 million in the first quarter of 2020 compared to US$478.9 million in the first quarter of 2019 and US$653.6 million in the fourth quarter of 2019.

The Company’s GFA sales in China were 90,500 square meters in the first quarter of 2020 compared to 211,400 square meters in the first quarter of 2019 and 356,900 square meters in the fourth quarter of 2019.

The average selling price (“ASP”) per square meter sold in China was RMB11,809 (US$1,693) in the first quarter of 2020 compared to RMB15,269 (US$2,264) in the first quarter of 2019 and RMB12,628 (US$1,831) in the fourth quarter of 2019.

Breakdown of GFA Sales and ASPs by Project in China

Project	Q1 2019		Q4 2019		Q1 2020
	GFA	ASP	GFA	ASP	GFA	ASP
	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)	(m2, 000s)	(RMB)
Xingyang Splendid II	10.2	7,478	0.2	7,667	0.1	8,399
Jinan Royal Palace	1.6	15,661	2.0	11,432	0.4	6,838
Xuzhou Colorful City	-	-	-0.1	14,000	0.1	6,879
Chengdu Thriving Family	-0.1	7,729	-	-	-	-
Sanya Yazhou Bay No.1	0.4	25,615	12.8	14,411	0.5	22,816
Xi’an Metropolitan	0.6	11,253	1.9	10,909	2.2	11,742
Jinan Xin Central	0.1	13,170	2.9	10,382	0.8	30,644
Henan Xin Central I	0.1	14,887	0.5	23,764	-1.1	9,828
Zhengzhou Fancy City I	-1.4	15,073	-	-	-0.9	-
Zhengzhou Fancy City II (South)	-0.1	12,660	-	-	-	-
Kunshan Xindo Park	-	31,766	-	-	-	-
Zhengzhou International New City I	-	-	6.2	19,541	0.4	27,968
Xingyang Splendid III	0.4	7,046	1.5	13,652	-	40,922
Zhengzhou International New City II	-	-	4.4	22,965	0.4	29,421
Zhengzhou International New City III A	-0.2	14,713	-	-	-	-
Zhengzhou Fancy City II (North)	3.5	9,838	6.7	9,594	-3.2	10,700
Tianjin Spring Royal Palace II	8.1	12,670	1.4	12,615	4.8	14,250
Zhengzhou International New City III D	-0.1	14,461	0.9	23,353	-	-
Zhengzhou Hangmei International Wisdom City I	2.3	7,144	0.8	6,699	-	7,090
Zhengzhou International New City III B	0.8	13,262	0.1	12,947	-	-
Changsha Furong Thriving Family	0.2	9,779	-0.1	9,730	0.1	9,632
Chengdu Xinyuan City	33.1	9,511	80.0	10,499	39.0	10,849
Kunshan Xinyu Jiayuan	5.5	24,208	6.4	23,443	1.6	23,826
Xingyang Splendid IV	1.0	7,027	30.9	7,789	14.3	7,336
Suzhou Suhe Bay *	30.0	21,680	-	-	-	-
Zhengzhou Hangmei International Wisdom City II	0.5	7,350	4.7	7,332	0.9	7,246
Qingdao Royal Dragon Bay	15.3	20,285	21.5	19,769	3.8	22,854
Jinan Royal Spring Bay	2.7	9,201	16.0	8,596	8.0	8,493
Xinyuan Golden Water View City-Zhengzhou	19.0	18,817	13.5	21,629	-0.2	19,744
Zhengzhou Fancy City III	20.5	12,637	16.5	12,183	2.5	12,321

2

Zhengzhou International New City III C	17.3	12,260	3.3	10,527	0.1	11,897
Zhengzhou International New City IV A12	24.8	14,254	24.7	16,598	1.2	17,825
Zhengzhou International New City IV B10	7.9	13,969	15.3	10,157	2.1	10,740
Suzhou Galaxy Bay	2.4	13,790	0.6	19,157	0.2	24,328
Suzhou Gusu Shade I	0.8	36,262	0.4	30,076	-	-
Dalian International Health Technology Town I	0.1	13,618	12.1	9,606	1.9	11,465
Xingyang Splendid V	-	-	22.8	7,647	0.6	5,206
Suzhou Gusu Shade II **	-	-	2.9	38,330	0.8	23,508
Zhengzhou International New City V A04	-	-	21.8	14,082	5.3	13,576
Huzhou Silk Town ***	-	-	3.5	15,415	0.7	16,710
Foshan Xinchuang AI International Science and Technology Innovation Valley	-	-	12.7	10,795	2.4	10,533
Others	4.1	-	5.2	-	0.8	-
Total	211.4	15,269	356.9	12,628	90.5	11,809

* The Company owns a 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd., which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

*** The Company owns a 51% equity interest indirectly in Huzhou Xinhong Renju Construction Development Co., Ltd., which develops Huzhou Silk Town. Based on the articles of association, the company cannot exercise control of Huzhou Silk Town, but has the ability to exercise significant influence over Huzhou Silk Town's operating and financial decisions and accounted for it as an equity method investment.

Revenue

In the first quarter of 2020, the Company’s total revenue decreased 73.2% to US$125.8 million from US$468.9 million in the first quarter of 2019 and decreased 86.1% from US$906.7 million in the fourth quarter of 2019.

Gross Profit

Gross profit for the first quarter of 2020 was US$28.1 million, or 22.3% of total revenue, compared to gross profit of US$131.0 million, or 27.9% of total revenue, in the first quarter of 2019 and a gross profit of US$146.5 million, or 16.2% of total revenue, in the fourth quarter of 2019.

Selling, General and Administrative Expenses

SG&A expenses were US$44.0 million for the first quarter of 2020 compared to US$56.1 million for the first quarter of 2019 and US$73.8 million for the fourth quarter of 2019. As a percentage of total revenue, SG&A expenses were 35.0% compared to 12.0% in the first quarter of 2019 and 8.1% in the fourth quarter of 2019.

Net Income

Net loss for the first quarter of 2020 was US$39.1 million compared to net income of US$18.2 million for the first quarter of 2019 and net income of US$39.6 million for the fourth quarter of 2019. Net margin was negative 31.1% compared to 3.9% in the first quarter of 2019 and 4.4% in the fourth quarter of 2019. Diluted net loss per ADS were US$0.73 compared to diluted net earnings of US$0.33 per ADS in the first quarter of 2019 and diluted net earnings of US$0.62 per ADS in the fourth quarter of 2019.

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Balance Sheet

As of March 31, 2020, the Company’s cash and restricted cash (including bank deposit for long-term debt) decreased to US$933.1 million from US$1,102.6 million as of December 31, 2019.

Total debt outstanding was US$3,039.6 million, which reflects a decrease of US$175.5 million from US$3,215.1 million at the end of the fourth quarter of 2019.

The balance of the Company’s real estate properties under development at the end of the first quarter of 2020 was US$3,176.4 million compared to US$3,254.4 million at the end of the fourth quarter of 2019.

Real Estate Project Status in China

Below is a summary table of projects that were active and available for sale in the first quarter of 2020.

Project	GFA
	(m2, 000s)
	Total Active Projects as of March 31, 2020	Sold as of March 31, 2020	Unsold as of March 31, 2020
Xingyang Splendid II	118.5	98.1	20.4
Jinan Royal Palace	449.6	436.3	13.3
Xuzhou Colorful City	130.8	122.6	8.2
Sanya Yazhou Bay No.1	117.6	101.8	15.8
Xi’an Metropolitan	286.0	274.0	12.0
Jinan Xin Central	194.4	187.7	6.7
Henan Xin Central I	261.5	252.6	8.9
Zhengzhou Fancy City I	166.7	158.3	8.4
Tianjin Spring Royal Palace I	139.7	131.6	8.1
Zhengzhou International New City I	356.6	351.1	5.5
Xingyang Splendid III	120.9	118.8	2.1
Zhengzhou International New City II	176.0	170.4	5.6
Zhengzhou Fancy City II (North)	108.7	98.7	10.0
Tianjin Spring Royal Palace II	144.6	86.4	58.2
Zhengzhou International New City III D	46.1	45.2	0.9
Zhengzhou Hangmei International Wisdom City I	64.7	56.3	8.4
Zhengzhou International New City III B	118.8	118.0	0.8
Changsha Furong Thriving Family	72.3	72.3	0.0
Chengdu Xinyuan City	741.8	235.0	506.8
Kunshan Xinyu Jiayuan	107.9	55.7	52.2
Xingyang Splendid IV	151.8	75.1	76.7
Suzhou Suhe Bay *	62.6	62.6	-
Zhengzhou Hangmei International Wisdom City II	78.4	38.8	39.6
Qingdao Royal Dragon Bay	156.5	96.7	59.8
Jinan Royal Spring Bay	116.8	54.6	62.2
Xinyuan Golden Water View City-Zhengzhou	331.4	77.9	253.5
Zhengzhou Fancy City III	80.6	76.4	4.2
Zhengzhou International New City III C	82.3	69.5	12.8
Zhengzhou International New City IV A12	199.7	180.5	19.2
Zhengzhou International New City IV B10	92.3	53.2	39.1
Suzhou Galaxy Bay	76.5	72.9	3.6
Suzhou Gusu Shade I	12.0	8.6	3.4
Dalian International Health Technology Town I	103.8	34.9	68.9

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Xingyang Splendid V	80.5	54.9	25.6
Suzhou Gusu Shade II **	14.3	7.7	6.6
Zhengzhou International New City V A04	104.9	27.4	77.5
Huzhou Silk Town ***	141.4	22.6	118.8
Foshan Xinchuang AI International Science and Technology Innovation Valley	194.4	15.0	179.4
Others	59.0	-	59.0
Total active projects	6,062.4	4,200.2	1,862.2

* The Company owns a 16.66% equity interest in Suzhou Hengwan Real Estate Co., Ltd.. which develops Suzhou Suhe Bay. The Company accounts for its investment under the equity method.

** The Company owns a 19.99% equity interest in Suzhou Litai Real Estate Co., Ltd., which develops Suzhou Gusu Shade II. The Company accounts for its investment under the equity method.

*** The Company owns a 51% equity interest indirectly in Huzhou Xinhong Renju Construction Development Co., Ltd., which develops Huzhou Silk Town. Based on the articles of association, the company cannot exercise control of Huzhou Silk Town, but has the ability to exercise significant influence over Huzhou Silk Town's operating and financial decisions and accounted for it as an equity method investment.

As of March 31, 2020, the Company’s total saleable GFA was approximately 4,467,600 square meters for active projects and under planning stage projects in China. Below is a summary of all of the Company’s projects in China:

	Unsold GFA as of March 31, 2020 (m2, 000s)	Pre-sales Scheduled

Tongzhou Xinyuan Royal Palace-Beijing	102.3	To be determined
Xinyuan Chang’an Royal Palace-Xi’an	226.0	To be determined
Zhengzhou International New City Land Bank(all land is grouped together and will be developed gradually)	879.3	To be determined
Zhuhai Xin World	70.0	To be determined
Lingshan Bay Dragon Seal-Qingdao	380.0	To be determined
Zhengzhou Hangmei Project Land Bank(all land is grouped together and will be developed gradually)	181.5	To be determined
Wuhan Hidden Dragon Royal Palace	185.0	To be determined
Dalian International Health Technology Town II	34.4	To be determined
Foshan Xinchuang AI International Science and Technology Innovation Valley II	262.4	To be determined
Taizhou Yihe Yayuan *	127.9	To be determined
Suzhou He'an Garden **	156.6	To be determined

Total projects under planning	2,605.4
Total active projects	1,862.2
Total of all Xinyuan unsold projects in China	4,467.6

* The Company owns 40% equity interest in Taizhou Yiju Real Estate Co., Ltd. which develops Taizhou Yihe Yayuan.

** The Company owns 24% equity interest in Suzhou Kairongchen Real Estate Co., Ltd. which develops Suzhou He'an Garden. The Company accounts for its investment under the equity method. Based on the articles of association, the company cannot exercise control of Suzhou He'an Garden, but has the ability to exercise significant influence over Suzhou He'an Garden 's operating and financial decisions and accounted for it as an equity method investment.

5

Update on United States Real Estate Projects

As of March 31, 2020, we have sold 177 units out of 216 units at the Oosten project in Brooklyn, New York. Total revenue from this project has reached US$260.1 million. Of the remaining 38 unsold units, 26 are rented with lease terms ranging from 12 months to 24 months.

Progress continues at the Hudson Garden project, BLOOM ON FORTY FIFTH, in the Hell’s Kitchen area of Manhattan, New York City. As of March 31, 2020, the Company had completed superstructure construction, precast concrete facade, and window installation. During the past year, the project’s design drawings were optimized, increasing the number of residential units from 82 to 92. Of the total sellable 34,903 square feet of retail/commercial space, a total of 28,090 square feet has been leased to the U.S. department store retailer Target for a 20-year term. Another 1,910 square feet was leased to a dermatologist's office for a 15-year term.

As of quarter end, construction is still ahead of schedule and under budget. The onsite sales office and model apartments are expected to be fully furnished during the second quarter 2020 and ready to show to brokers and potential buyers. The residential unit sales strategy started with a first phase launch in China during Q4 2019 in which we exhibited in five Tier 1 and Tier 2 cities, leveraging Xinyuan’s own client database and established third-party channels. The start of the second phase in New York City, will depend on the progress of New York City's re-opening from the pandemic.

At the RKO project in Flushing, New York, the Company continued to execute on the planning, governmental approvals, and pre-development activities. As of March 31, 2020, we have engaged GKV Architects to develop new architectural plans, and completed the schematic design for the condo and hotel mixed-use development. The demolition is expected to be completed by the end of November 2020.

Update on the United Kingdom Real Estate Project

During the first quarter of 2020, works on site continue to progress, primarily focused on internal fit out, but completion will be delayed from the contract completion date of October 2020. At this stage it is still hard to accurately forecast the extent of the delay. We are working closely with the main contractor to establish a revised completion plan.

Of the 423 residential units in The Madison, all of the 104 Affordable Housing apartments have been pre-sold to a regulated affordable housing provider. Of the remaining 319 apartments, 136 apartments have been sold.

Business Outlook

The company strives to achieve contract sales of 20 billion to 22 billion RMB in 2020, with consolidated net income in the range of $60 million to $80 million.

However, the company believes that the COVID-19 outbreak is likely to have a material and extended adverse impact on its operational and financial results for full year 2020. With that, the above outlook may be subject to change in light of uncertainties and situations related to how overall market develops as well as company’s business performance in the following months.

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Conference Call Information

The Company will hold a conference call at 8:00am ET on June 5, 2020, to discuss its first quarter 2020 results. Listeners may access the call by dialing:

US Toll Free: 1-800-949-2175

Toll/International: 1-323-994-2131

China National: 4001 209101

Hong Kong Toll Free: 800 961 105

United Kingdom Toll Free: 0800 358 6377

A webcast will also be available through the Company's investor relations website at http://ir.xyre.com.

A replay of the conference call may be accessed by phone at the following numbers until June 12, 2020:

US: 1-844-512-2921

International: 1-412-317-6671

Access code: 5689652

A live and archived webcast of the conference call will be available at http://ir.xyre.com.

About Xinyuan Real Estate Co., Ltd.

Xinyuan Real Estate Co., Ltd. ("Xinyuan") is an NYSE-listed real estate developer and property manager primarily in China and in other countries. In China, Xinyuan develops and manages large scale, high quality real estate projects in over ten tier one and tier two cities, including Beijing, Shanghai, Zhengzhou, Jinan, Xi'an, and Suzhou, among others. Xinyuan was one of the first Chinese real estate developers to enter the U.S. market and over the past few years has been active in real estate development in New York City. Xinyuan aims to provide comfortable and convenient real estate related products and services to middle-class consumers. For more information, please visit http://www.xyre.com.

Forward Looking Statements

Certain statements in this press release constitute “forward-looking statements”. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements includes statements about estimated financial performance and sales performance and activity, among others, and can generally be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Statements that are not historical statements are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from those projected or anticipated, including, but not limited to, our ability to continue to implement our business model successfully; our ability to secure adequate financing for our project development; our ability to successfully sell or complete our property projects under construction and planning; our ability to enter successfully into new geographic markets and new business lines and expand our operations; the impact of the COVID-19 pandemic on the real estate markets and economies of the cities and countries in which we operate; the marketing and sales ability of our third-party sales agents; the performance of our third-party contractors; the impact of laws, regulations and policies relating to real estate developers and the real estate industry in the countries in which we operate; our ability to obtain permits and licenses to carry on our business in compliance with applicable laws and regulations; competition from other real estate developers; the growth of the real estate industry in the markets in which we operate; fluctuations in general economic and business conditions in the markets in which we operate; and other risks outlined in our public filings with the Securities and Exchange Commission, including our annual report on Form 20-F for the year ended December 31, 2018. Except as required by law, we undertake no obligation to update or review publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statement is made.

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Notes to Unaudited Financial Information

This release contains unaudited financial information which is subject to year-end audit adjustments. Adjustments to the financial statements may be identified when the audit work is completed, which could result in significant differences between our audited financial statements and this unaudited financial information.

For more information, please contact:

Xinyuan Real Estate Co., Ltd.
Mr. Charles Wang
Investor Relations Director
Tel: +86 (10) 8588-9376
Email: irteam@xyre.com

The Blueshirt Group

In U.S.: Ms. Julia Qian

Email: Julia@blueshirtgroup.com

In China: Ms. Susie Wang
Mobile: +86 (138) 1081-7475
Email:  susie@blueshirtgroup.com

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All US$ amounts and number of shares data in thousands, except per share data)

	Three months ended
	March 31,	December 31,	March 31,
	2020	2019	2019
	(unaudited)	(unaudited)	(unaudited)

Total revenue	125,769	906,703	468,853

Total costs of revenue	(97,663)	(760,161)	(337,804)
Gross profit	28,106	146,542	131,049

Selling and distribution expenses	(6,340)	(25,655)	(19,406)
General and administrative expenses	(37,678)	(48,144)	(36,644)

Operating (loss)/income	(15,912)	72,743	74,999

Interest income	4,169	38,200	4,085
Interest expense	(30,263)	(29,747)	(24,306)
Gain/(loss) on short-term investments	901	(2,711)	1,171
Other (loss)/income	(208)	129	94
Net (loss)/gain on debt extinguishment	(1,110)	235	(4,589)
Exchange (loss)/gain	(850)	1,088	3,545
Share of (loss)/gain of equity investees	(1,024)	28	(1,600)

(Loss)/income from operations before income taxes	(44,297)	79,965	53,399

Income taxes	5,157	(40,392)	(35,209)

Net (loss)/income	(39,140)	39,573	18,190
Net (income)/loss attributable to non-controlling interest	(383)	(5,634)	1,419
Net (loss)/income attributable to Xinyuan Real Estate Co., Ltd. shareholders	(39,523)	33,939	19,609

(Loss)/earnings per ADS:
Basic	(0.73)	0.62	0.33
Diluted	(0.73)	0.62	0.33
ADS used in computation:
Basic	53,904	54,774	58,911
Diluted	53,904	54,936	59,325

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,	March 31,
	2020	2019	2019
	(unaudited)	(audited)	(unaudited)
ASSETS
Current assets
Cash and restricted cash	794,076	989,587	1,127,198
Short-term investments	7,060	5,596	-
Accounts receivable	87,508	97,912	44,473
Other receivables	273,866	287,300	171,271
Deposits for land use rights	25,970	26,375	46,038
Other deposits and prepayments	292,506	277,463	258,490
Advances to suppliers	46,081	44,358	47,909
Real estate properties development completed	434,478	458,205	623,871
Real estate properties under development	3,176,368	3,254,388	4,001,981
Amounts due from related parties	201,958	200,758	257,625
Amounts due from employees	2,392	2,351	4,315
Other current assets	13,999	772	602

Total current assets	5,356,262	5,645,065	6,583,773

Restricted cash, non-current	138,975	112,998	-
Real estate properties held for lease, net	516,158	515,869	305,897
Property and equipment, net	41,086	43,004	37,512
Long-term investment	602,224	613,620	566,816
Deferred tax assets	267,021	260,153	241,823
Deposits for land use rights and properties	32,463	32,969	22,276
Amounts due from related parties	80,824	82,687	27,289
Contract assets	22,239	23,093	16,292
Operating lease right-of-use assets	9,563	11,801	14,039
Other assets	77,628	80,405	135,710

TOTAL ASSETS	7,144,443	7,421,664	7,951,427

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XINYUAN REAL ESTATE CO., LTD. AND ITS SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS

(All US$ amounts and number of shares data in thousands)

	March 31,	December 31,	March 31,
	2020	2019	2019
	(unaudited)	(audited)	(unaudited)
LIABILITIES AND
SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and notes payable	1,049,106	1,166,660	704,397
Short-term bank loans and other debt	38,719	73,419	27,326
Customer deposits	1,152,811	1,106,099	1,827,630
Income tax payable	279,473	298,228	198,148
Other payables and accrued liabilities	400,140	323,164	341,919
Payroll and welfare payable	10,952	24,224	12,812
Current portion of long-term bank loans and other debt	1,393,265	1,418,955	1,823,724
Lease liability, current portion	12,033	11,284	12,604
Mandatorily redeemable non-controlling interests	6,856	8,857	22,892
Amounts due to related parties	54,869	53,682	41,204

Total current liabilities	4,398,224	4,484,572	5,012,656

Non-current liabilities
Long-term bank loans	795,867	686,065	790,267
Other long-term debt	811,717	1,036,691	872,468
Deferred tax liabilities	337,366	338,593	412,354
Unrecognized tax benefits	74,049	73,605	45,939
Lease liability	6,233	10,187	16,530
Amounts due to related parties	-	-	32,537
	-
TOTAL LIABILITIES	6,423,456	6,629,713	7,182,751

Shareholders’ equity
Common shares	16	16	16
Treasury shares	(114,284)	(113,720)	(97,934)
Additional paid-in capital	544,860	543,291	532,641
Statutory reserves	175,020	175,008	166,501
Retained earnings	85,286	135,873	112,660
Accumulated other comprehensive loss	(70,745)	(50,167)	(10,409)
Total Xinyuan Real Estate Co., Ltd. shareholders’ equity	620,153	690,301	703,475
Non-controlling interest	100,834	101,650	65,201
Total equity	720,987	791,951	768,676

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	7,144,443	7,421,664	7,951,427

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